January 31, 2012

Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 2054

Re:

Fresh Start Private Management, Inc.

Form 8-K Filed November 4, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed November 21, 2011

File No 0-54208

Dear Mr. Decker:

In response to your letter dated December 2, 2011, here are the answers as follows:

Form 8-K filed November 4, 2011

Overview of FSP

1.

You state that you “have experienced a high rate of success with very few of [y]our [clients] starting to drink during the first year after the [Naltrexone] implant is inserted.”

If known, please discuss your rate of success after the first year given that the Naltrexone pill dissolves during the first 12 months following its implantation.

Response:

The Fresh Start program gives the alcoholic a 12 month window of sobriety. Statistics are still being compiled for after the 12 month period , as the program has been in place barely over one year.

Service and Program

2.

You disclose that you have treated over 100 patients since you began operating and that the alcohol treatment services cost $44,300 per patient.  Please disclose how much of the $44,300 you receive for each patient.  We note your disclosures regarding amounts that you must pay to your service providers.  Additionally, please disclose how the $44,300 is allocated between the medical procedure and the life coaching.

Response:

The Life coaching is billed separately. As far as the $44,300 the amount received from the insurance company will vary due to many factors, the major ones being, type of insurance, policy, patients out of network deductibles, besides that we have the service provider expenses, surgery center costs (if not done in the office). Also not all the patients were charged the $44,300. Initially Fresh Start was doing reduced service cash patients as low as $6,000. After the radio marketing campaign in February 2011, we had considerable more potential patients ready to go thru the program but since the limited resources to treat all of the patients we lost the business. The company has fixed those issues which caused us to turn away business and is now able to handle multiple patients.

Treatment Philosophy

3.

In several places throughout your report, you state that Fresh Start Private, Inc., your wholly-owned subsidiary, engages in alcohol and drug rehabilitation.  However, your disclosure in this section only discusses your alcohol treatment program.  Additionally, you state in this section that you “focus entirely on the treatment of alcohol addiction.”  Please revise your disclosures to clarify whether you engage in both alcohol and drug rehabilitation or just the alcohol treatment program.

Response:

The C ompany ’s on ly focus is on the treatment of alcohol addiction.  We have removed the references to FSPI engaging in drug rehabilitation.

Marketing and Strategy

4.

You disclose that you paid Clear Channel $5,000 for costs and expenses.  Please disclose the time period covered by this fee.  Additionally, you disclose that you pay Clear Channel and additional $3,000 for each patient it successfully refers to you and that Clear Channel has referred 40 patients to you.  Please disclose the reason for the remaining $31,000 in fees that you have paid to Clear Channel.  In this regard, we not your statement that you have paid $156,000 to Clear Channel, but this amount appears to account for more than the expenses you disclose.

Response:

$5,000 covered the initiation and set up fees. The Company has agreed to pay Clear Channel $3,000 per cash patient and $6,000 for insurance patients. For the period ended September 30 , 2011, the Company recognized advertising expenses under this contract of 156,000, 14 of which were cash patients and 19 were insurance patients for a total of 33 patients.

Growth Strategy

5.

You state that you “expect to expand across the United States.”  Please disclose your plans for providing services in areas of the country other than Santa Ana.  In this regard, we note you outsource the medical procedures and life coaching services to other Santa Ana companies.

Response:

As opposed to “expect to expand across the United States, the strategy is to identify specific locations to operate treatment centers.  The Growth Strategy is changed to read:

“We have developed a procedure that helps patients battle their mental and physical addiction to alcohol.  We currently operate in Santa Ana, California and market in the surrounding Orange County area.  We are currently considering other locations in the United States and expect to use proceeds from the sale of stock to expand to these locations once we deem them viable.”

Description of Properties

6.

Please update your disclosures in this section to refer to your current lease commitments.  In this regard, we not it appears that the lease you reference expired on May 1, 2011.  Additionally, please reconcile this disclosure with your disclosure in Note 11 to both the audited and unaudited financial statements.

Response:

We updated the disclosure to read:

“We do not own any real estate or other physical properties material to our operations. We operate from leased space. Our executive offices are located at 999 North Tustin Avenue, Suite 16, Santa Ana,

California 92705, and our telephone number is (714) 541-6100. We lease this property. Our lease commenced effective January 1, 2011 for a term of two years.  Upon expiration of the lease, the tenancy becomes month to month on terms agreeable between the parties.  The base rent is $3,312 per month with a 5% increase per year.”

Risk Factors

7.

Please insure your risk factors are tailored to your company.  In this regard, we note references to “production lines” and the PRC in the third risk factor, but you do not appear to draw connections to production lines or the PRC in your report.

Response:

The comment is changed to read:

“If adequate additional financing is not available on reasonable terms, we may not be able to expand our services to new locations and would have to modify our business plan accordingly.  There is no assurance that additional financing will be available to us.

In connection with our growth strategies, we may experience increased capital needs and accordingly, we may not have sufficient capital to fund our future operations without additional capital investments. Our capital needs will depend on numerous factors, including (i) our profitability; (ii) the release of competitive services and products by our competition; (iii) the level of our investment in research and development; and (iv) the amount of our capital expenditures, including acquisitions. We cannot assure you that we will be able to obtain capital in the future to meet our needs.

In recent years, the securities markets in the United States have experienced a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values or prospects of such companies. For these reasons, our securities can also be expected to be subject to volatility resulting from purely market forces over which we will have no control. If we need additional funding we will, most likely, seek such funding in the United States (although we may be able to obtain funding oversees, primarily from Australia, where officers have contacts) and the market fluctuations affect on our stock price could limit our ability to obtain equity financing.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments

Reverse Acquisition of FSP

8.

You state that you are currently seeking funding to begin expanding across the United States and that you hope to open up to 10 new clinics in the next 12 months.  You further state that you expect to operate up to 50 clinics in the next 3 years.  Please disclose the anticipated costs that will be needed to open these new clinics as well as how much of that amount will be needed in the next 12 months.  Additionally, please disclose whether you have any commitments for financing.  If you do not have any commitments for financing, please disclose how you anticipate funding these new clinics.  Finally, please either revise this section or the “Growth Strategy” subsection of your business section so that they are consistent with one another.  In this regard, we note your discussion in the “Growth Strategy” subsection makes the opening of additional clinics contingent upon the success of one clinic you hope to open in Connecticut in the next 12 months.

Response:

The comment was revised as follows for consistency:

“FSP was incorporated under the laws of the State of Nevada on July 8, 2009.  FSP is an existing alcohol treatment center headquartered in Santa Ana, California, with clinical operations in California. It was established in January 2010, and is currently seeking funding in order to being expansion to other locations in the United States.  Future locations are yet unidentified and costs of expansion will vary with as the cost of facilities, licensing, and qualified personnel vary greatly in areas outside of California.  Current focus of the Company is on the California clinic and the completion of the registration of stock with the Securities and Exchange Commission.  Costs of expansion will be reviewed in detail once that process is complete.  FSP has developed a unique drug and alcohol treatment philosophy that provides many drug users and alcoholics with the comprehensive drug treatment and rehabilitation they need. FSP is committed to continuing to provide excellent rehabilitation services to clients nationwide as it expands its network of clinics.

Results of Operations

Six Months Ended June 30, 2011 Compared with Six Months Ended June 30, 2010.

Revenues

9.

Since you attribute the increase in your revenues during the six months ended June 30, 2011 to an increase in you advertising activity, please revise your MD&A discussion for the six months ended June 30, 2011 to quantify the fluctuations in your advertising expenses between the periods presented.  Please also revise to explain which financial statement line items were affected by these fluctuations.

Response:

Please see the response in the Form 8-K/A.  The results of operations were revised to reflect the period ending September 30, 2011 and incorporate greater detail as requested.

Total Expenses

10.

We note your disclosure that consulting fees increased from $240 for the six months ended June 30, 2010 to $141,570 for the same period in 2011.  We further note your disclosure that during this same time period, office and general fees increased from $47,344 to $210,900 and professional fees increased from $300 to $37,294.  You state that these increases are attributable to your increasing activity in executing your business plan.  Please revise this disclosure to provide a more detailed discussion of the reasons for these large increases in expenses.  For example, please discuss the consulting services the company received; discuss whether you leased a new facility, etc.  In this regard, we not the current disclosure does little to explain to investors why these expenses increased the way they did.  This comment also applies to “Total Expenses” for “Fiscal 2010 Compared with Fiscal 2009.”

Response:

Please see the response in the Form 8-K/A.  The results of operations were revised to reflect the period ending September 30, 2011 and incorporate greater detail as requested.

Liquidity and Capital Resources

11.

Please revise to more clearly explain how you have determined that your revenues for the next twelve months will be adequate to cover minimum operating cash requirements.  We note that you have a history of operating cash flow losses.  We also not that this statement seems to contradict disclosures in Note 3 to your audited financial statements in which you state that you do not have a source of revenue sufficient to cover your operating costs and, therefore, there is substantial doubt about your ability to continue as a going concern.  Please revise your filing accordingly.

Response:

In 2011, the company started accepting insurance payments for patient services.  To accelerate cash flows, we have initially factored some receivables as collection from insurance can take extended periods of time.  We believe that by factoring the receivables from the insurance companies that sufficient cash flows can be maintained while the Company grows its revenue base. New patients acquired through the advertising contract are expected to provide sufficient revenues to maintain the operations of the Company.  The disclosure in the Form 8-K/A was expanded for better explanation.

Directors and Executive Officers

12.

Please disclose how long Dr. Andrade has served in his current position with the company.  In this regard, we not you do not include 2009 disclosure for Dr. Andrade in your Summary Compensation Table.  Additionally, please clarify in which pre-merger entity, if any, each named executive officer and director held a position, and disclose the position.

Response:

The table has been updated for Dr. Andrade and Dr. Muller as officers of Fresh Start Private, Inc. since 2009, with a notation to the predecessor Company at that time.

Certain Relationships and Related Transactions, and Director Independence.

13.

In this section, you identify companies controlled by Dr. Andrade and Neil Muller.  Please discuss these companies in the “Directors and Executive Officers” section.  Refer to Item 401(e) of Regulation S-K.  Additionally, in this section, please disclose the type of consulting services the company receives from Terranautical Global Investments, Premier Aftercare Recovery Service, And West Coast Health Consulting, Inc.  In your discussion, please be sure to address any potential conflicts of interest that may arise from management’s relationship with these companies.

Response:

Terranautical Global Investments Inc (TGI): Provides marketing of patients for Fresh Start Private, Inc.  Premier Aftercare Recovery Services (PARS): Provides follow up calls and monitoring of patients seen by Fresh Start Private, Inc.  As far as the conflict of interest is concerned, Jorge and Neil used their own companies because there was no operating cash initially to pay an outside company to do it.

West Coast Health Consulting: Provided the initial consulting setup of office, staff, doctors, etc for the start up of Fresh Start Private, Inc.  West Coast Health is no longer providing services for the company.

14.

Please disclose the type of consulting services provided to the company by Dr. Andrade.  Additionally, please describe this arrangement, its purpose, and any conflict of interest considering Dr. Andrade is your Chief Executive Officer.

Response:

The initial consulting services were for the initial set up of Fresh Start Private, Inc.  As mentioned in Comment #13, entities of Drs. Andrade and Muller are being used for outsource services until cash flows permit outsourcing to third parties.

15.

Please tell us what consideration you gave to filing the promissory note, dated August 5, 2010 as an exhibit to this report.  Refer to Item 601(b)(10) of Regulation S-K.

Response:

The Company received $88,000 in cash consideration from Fresh Start Private Management, Inc. for the Promissory Note.

16.

In the last sentence of this section, you state that certain parties, since the date of incorporation, have not had any material interest in any transaction with you.  However, in this section, you disclose several transactions in which some of these parties have what appear to be material interests.  For example, you receive consulting services from Dr. Andrade and from companies controlled by Dr. Andrade and Neil Muller.

Response:

In the description we removed “Officers and Directors” as they were detailed fully in the paragraphs above.

Market Price of and Dividends on our Common Equity and Related Stockholder Matters.

Market Information

17.

Please disclose the high and low bid prices for you common stock for each full quarterly period within the two most recent fiscal years and any subsequent interim period for which financial statements are included.  Refer to Item 201(a)(1)(iii) of Regulation S-K.

Response:

The table was update to reflect quarterly periods from the August 30, 2010 initial trading date through December 31, 2011.

Item 3.02 – Unregistered Sales of Equity Securities

18.

Please ensure you include all information for all period required by Item 701 of Regulation S-K.  In this regard, we note your disclosure in Notes 6 and 7 to both the audited and unaudited financial statements, as well as your disclosure in Note 12 to the unaudited financial statements, disclose unregistered transaction that do not appear in your Item 3.02 disclosure.

Response:

Waiting on Fresh Start’s attorney Anslow & Jaclin for the response.

Exhibit 99.1 Audited Financial Statements

General

19.

Please revise your filing to include an audit opinion covering the financial statements of Fresh Start Private, Inc. as of and for the period ended December 31, 2010 and 2009.  Please refer to Item 9.01 of Form 8-K and Rule 8-04 of Regulation S-X.  If the auditor for Fresh Start Private, Inc. is not the same as the auditor for Fresh Start Private Management, Inc., then please also file an Item 4.01 8-K that included the information required by Item 304 of Regulation S-K.

Response:

Attached; audit report 2010&2009

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition

20.

Please revise your revenue recognition policy to more clearly explain the specific criteria you use to determine that revenue has been both earned and realized (of realizable) at the time revenue is recognized.  Please also revise to explain what deferred revenue represents and the criteria you use to recognize revenue that was previously deferred.  As a related matter, your income statement presentation should differentiate between gross service revenue and net service revenue (after the effects of the provision for contractual adjustments).  Please refer to ASC 954-605-25 and 954-605-50.

Response:

The revenue recognition policy has been expanded to read:

“Revenues are recorded during the period services are provided.  Under the guidance of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 954-605 “Health Care Entities, Revenue Recognition,” the company records non-insurance revenues at full value when earned and “net service revenue” at 50% of the revenue billed to third party payers, allowing for a difference between billed amounts and expected collections from those third party payers.  Counseling services may be contracted for an extended period of time up to one year after the implant procedure.  Revenue for counseling sessions is deferred until such sessions occur and recognized as earned at that time. ”

Cost of Revenue

21.

Please revise to disclose in greater detail the types of costs included in the line items cost of revenue as well as office and expenses.

Response:

Cost of Revenues were explained in further detail in the form 8-K/A as the cost of the implants and the direct costs including physicians and anesthesiologists, and therapists.

Note 7- Related Parties Transaction

22.

Please tell us and revise your filing to more fully explain which shareholders were issued common shares on August 14, 2010 for consulting services, the number of shares received by each shareholder, and the nature of the consulting services rendered by each shareholder.  Please also tell us the number of shares issued to Jorge Andrade’s family members and the nature of consulting services rendered by these family members.

Response:

The shares were not issued to the family members of Dr. Andrade.

Exhibit 99-2 – Unaudited Financial Statements

General

23.

Please address the above comments in your interim financial statements as applicable

Response:

Responses are included in the revised September 30, 2011 interim financial statements.

24.

Please amend this Form 8-K t include September 30, 2011 interim financial statements for Fresh Start Private Inc. and revise the related financial information throughout the filing accordingly.

Response:

All references to the June 30, 2011 financial statements and pro forma statements are updated to September 30, 2011.

Note 1 – Nature of Operations and Basis of Presentation

25.

Your financial statements for the year ended December 31, 2010 indicated that Fresh Start Private, Inc. was considered a development stage company.  We note that similar disclosure does not appear in your interim financial statements for the three and six months ended June 30, 20011.  If you not longer consider Fresh Start Private, Inc. to be a development stage company for fiscal 2011, please revise your financial statement to indicate that it was a developmental stage company in prior years as required by ASC 915-235-50.  Otherwise, please revise to provide the additional information required by ASC 915-205-45-2 through 45-4

Response:

We included the following information in Note 1 to the interim financial statements:

“In prior years, the Company was developing its business plan and had few revenues from its principle business purpose.  While the Company was implementing the business plan, in accordance with FASB ASC 915 “Development Stage Entities,” it was considered a Development Stage Enterprise.

In 2011, the Company fully implemented its business plan in the treatment for alcohol addiction with significant revenues derived from its principle business purpose.  Effective for 2011 management of the Company no longer considers itself in the development stage.”

Note 3 – Pro Forma Assumptions

Note 4 – Unaudited Pro Forma Assumptions

26.

Please tell us and disclose how you determined that this transaction should be reflected as a recapitalization transaction notwithstanding the tact that the shareholders of Fresh Start Private (the operating company) only appear to have received 31.3% of the shares of the combined entity.  Please also tell us for the post merger entity the names and titles of each of the board members and key executives.  For each person identified, please tell us which of the two pre merger entities that person held a position for and the title of that position.

Response:

The Company relied on ASC 805-10-55-2 that the acquirer is the entity that obtains control of the acquiree. Based on the following, the Company believes that this transaction qualifies as a reverse merger.

Per review of ASC 805-10-55-11, “the acquirer usually is the entity that transfers the cash or other assets and incurs liabilities.  In this transaction, FSP is the entity that had cash and only the license agreement that was initiated by Dr. Andrade was a significant asset on the books of FSPM.  The licensor agreed toe the contract with FSPM as compensation was to be in publically traded stock.  The license for the implant process was used by Dr. Andrade through FSP, not FSPM until the transaction was complete.

Per review of ASC 805-10-55-12:

a.

Voting rights.  Subsequent to the transaction, Michael Cetrone maintained 38.1% of the voting rights compared to 31.3% for the prior shareholders of FSP.  Including the 4.8% interest held by Trinity Rx for the licensing rights to the Naltrexone implants shows the vested interests by the FSP interests at 36.1%,  No group has a controlling interest in the entity.

b.

The same issue holds as in paragraph a, as there is no controlling interest.  Mr. Cetrone started Cetrone Energy Company and when the business plan did not work out, became a silent shareholder in FSPM, resigning as officer on November 22, 2010.

c.

The governing body of the combined entity is the board of directors of FSP.

d.

The senior management of the combined entity is the management of FSP.

e.

No premiums were deemed paid in the combination.

Per review of ASC 805-10-55-13, “the acquirer usually is the combining entity whose relative size …is considerably larger than the other combining entities.  FSP was operational with revenues and operations far superior to the shell status of FSPM.

In light of the above factors, the issue of size of FSP and that they contributed cash and other assets and incur liabilities, that FSP had ongoing operations, and the FSP Governance and Senior Management were instituted over the combined entity outweighed the single factor that Michael Cetrone held a slightly higher minority interest in the combined entity.  Based on this analysis, management concluded the transaction is properly recorded as a reverse merger transaction.  That the Trinity RX agreement was under the name of FSPM, but implemented by FSP was not deemed to change this conclusion

Note 12 – Subsequent Events

27.

Please tell us what consideration you gave to filing the debt facility agreement as an exhibit to the report.  Refer to Item 601(b)(10) of Regulation S-K.

Response:

Waiting on Fresh Start’s attorney Anslow & Jaclin for the response.

Exhibit 99.3 – Unaudited Pro Forma Condensed Consolidated Financial Statements.

General

28.

Please include a pro forma statement of operations for the year ended December 31, 2010.  Please also update the pro forma balance sheet and the interim period pro forma statements of operations to September 30, 2011.

Response:

Pro Forma financial statements for December 31, 2010 and September 30, 2011 are included.

29.

Please revise to give pro forma effect to the termination of the license agreement as discussed in Item 1.02 of this Form 8-K.

Response:

There is no pro forma effect.  Due to the uncompleted nature of the initial agreement, it was never included in the financial statements of Fresh Start Private Management, Inc.

Pro Forma Balance Sheet

30.

Please revise to reflect the pro forma credit adjustment for $16,000 as an adjustment to APIC, rather than as an adjustment to Fresh Start Private Management’s common stock.  Please also revise to reflect, if true, the legal issuance of 37,000,000 shares of Fresh Start Private Management, Inc.’s common stock to the former shareholders of Fresh Start Private, Inc.

Response:

The pro forma statements were corrected to properly account for the 37,000,000 shares issued to the prior owners of FSP and the offset of the FSP shares to APIC.

Response:

Form 10-Q for the Quarterly Period Ended September 30, 2011

General

31.

Please address the above comments in your interim reports as applicable.

Response:

The above comments were incorporated into the Form 10-Q/A when required.  The transaction between FSP and FSPM occurred after the balance sheet date and is treated as a subsequent event.

Management’s Discussion and Analysis or Plan of Operations

Competitive Factors

32.

Your stat that the Fresh Start team has successfully treated over 5,000 patients and that the Fresh Start Program is less expensive than many traditional treatment centers.  However, in your Form 8-K filed November 4, 2011, you stated that you have only treated over 100 patients and that many of your competitors; services are much cheaper.  Please advise, or revise your disclosures as appropriate.

Response:

The Fresh Start team has successfully treated a majority of the patients in Australia.  Dr. Muller has recently brought his treatment practices to the United States.  To raise awareness, the Company had discounted treatment at a rate lower than competitors.

Legal Proceedings

33.

We note that you do not disclose any legal proceedings.  However, in your Form 8-K filed November 4, 2011, you discuss a law suit filed against you by 1040 Tax Gals, LLC on August 5, 2011.  Please tell us whether this law suit has been resolved, and if it has not, please revise your report to disclose the information required by Item 103 of regulation S-K.

Response:

The lawsuit is between 1040 Tax Gals, LLC and FSP.  FSPM was not a party to the suit until after the balance sheet date.

Exhibits 31.1 and 32.1

34.

Please confirm to us whether Dr. Andrade also signed the certifications in his capacity as principal financial officer of the company.  If he did not, please file and amendment to your Form 10-Q to include certifications by the principal financial officer.  In future filings, please be sure to clearly identify that the principal financial officer is signing the certification in that capacity.

Response:

His capacity as principal financial officer was included in the Exhibits of the Form 10-Q/A

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

If you have any questions, please feel free to contact me at (714) 656-7750

Sincerely,

/s/ Jorge Andrade

Jorge Andrade

Chief Executive Officer